Exhibit 99.1

For immediate release

IMI TO EXHIBIT AT 19th ANNUAL FINANCIAL FORUM IN TORONTO

Toronto, Ontario (January 19, 2005) --- Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME) today announced that it will be exhibiting and presenting at the 19th Annual Toronto Financial Forum, from January 27 - 30, 2005, from 10 a.m. to 5 p.m., at the Metro Toronto Convention Centre, North Building, Hall “C”.

On Thursday, January 27, 2005 at 11:10 a.m. ET, President and Chief Executive Officer Dr. Brent Norton will make a presentation to attendees on IMI’s business strategy and investment attributes.

“IMI is a growing company with significant potential. Our lead cardiovascular product is FDA-approved and partnered with McNeil Consumer Healthcare. We have a multiple product pipeline, strong fundamentals and are poised to generate revenue,” said Dr. Norton. “As we enter 2005, IMI is on the cusp of the most exciting and dynamic period in its history. This event is an important opportunity to highlight IMI’s investment merits to a broad audience of investors.”

In addition to Dr. Norton’s presentation, IMI will conduct skin sterol testing with PREVU* Point of Care Skin Sterol Test, a non-invasive predictive test for coronary artery disease, throughout the four-day event.

The Financial Forum is a one-stop resource for investment education, ideas and opportunities. Exhibits showcase public companies as well as leading investment products and services. The event also features a number of respected financial speakers. More information about Financial Forum is available at www.financialforum.ca.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.
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For more information, please contact:

Company Contact	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville
Director, Communications	The Investor Relations Group
(416) 222-3449	(212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com